Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 15, 2019 and February 9, 2018, with respect to the consolidated financial statements of Emera Incorporated, in this Amendment No. 1 to the Annual Report (Form 40-F), for the years ended December 31, 2018 and December 31, 2017, respectively.

/s/ Ernst & Young LLP
Halifax, Canada	Chartered Professional Accountants
March 29, 2019	Licensed Public Accountants